 **Wolters Kluwer**



07027494

File No. 82-2683

RECEIVED

2007 OCT 23 A 8: 23



PRESS RELEASE

Contact: Caroline Wouters   Kevin Entricken
Vice President,   Vice President,
Corporate Communications   Investor Relations
Wolters Kluwer nv   Wolters Kluwer nv
+ 31 (0)20 6070 459   + 31 (0)20 6070 407
press@wolterskluwer.com   ir@wolterskluwer.com

SUPPL

Wolters Kluwer Share Buy-back Program
Update October 15-19

Amsterdam (October 22, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces that in line with the launch of its €475 million share buy-back program on June 15, 2007, the company has repurchased 671,935 ordinary shares in the period October 15 until October 19, 2007.

Shares were repurchased at an average price of €21.89 for a total amount of €14.7 million. For detailed information on the daily repurchased shares, see the Wolters Kluwer website at
http://www.wolterskluwer.com/WK/Investors/Share+Information/Share+Buy-back+Program/

The total number of shares repurchased under this program to date is 19,666,594 ordinary shares for a total consideration of €427.7 million.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROCESSED
OCT 3 0 2007
THOMSON
FINANCIAL

10/23

END